EXHIBIT 99.1


                                  RISK FACTORS

     You should carefully consider and evaluate all of the risk factors set forth below in the context of any forward-looking statement, either oral or written, made, from time to time, by the Company, or its officers or directors. Any of these risks could cause actual results to differ materially from those reflected in such forward-looking statements.

BAD WEATHER ADVERSELY AFFECTS THE PROFITABILITY OF OUR MOTORSPORTS EVENTS.

     We sponsor and promote outdoor motorsports events. Weather conditions affect sales of tickets, concessions and souvenirs, among other things, at these events. Although we sell tickets well in advance of our events, poor weather conditions can have an effect on our results of operations.

CONSUMER AND CORPORATE SPENDING CAN SIGNIFICANTLY IMPACT OPERATING RESULTS.

     Many factors related to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, interest and tax rates and inflation, can significantly impact our operating results. Many factors related to corporate spending such as general economic and other business conditions, including consumer spending, interest and tax rates, and inflation, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect attendance at our events, suite rentals, sponsorship, advertising and hospitality spending, concession and souvenir sales, as well as the financial results of present and potential sponsors of our facilities and events and of the industry. There can be no assurance that consumer and corporate spending will not be adversely impacted by economic conditions, and thereby possibly impacting our operating results and growth.

NONRENEWAL OF A NASCAR EVENT LICENSE OR A DETERIORATION IN OUR RELATIONSHIP WITH NASCAR COULD ADVERSELY AFFECT OUR PROFITABILITY.

     Our success has been and will remain dependent to a significant extent upon maintaining a good working relationship with the National Association for Stock Car Auto Racing, Inc. ("NASCAR"), the sanctioning body for Winston Cup and Busch Grand National races. We currently hold licenses to sponsor ten Winston Cup races and seven Busch Grand National races. In 2000, we derived approximately 72% of our total revenues from events sanctioned by NASCAR. Each NASCAR event license is awarded on an annual basis. Although we believe that our relationship with NASCAR is good, NASCAR is under no obligation to continue to license SMI to sponsor any event. Nonrenewal of a NASCAR event license would have a material adverse effect on our financial condition and results of operations. Our strategy has included growth through the addition of motorsports facilities. We cannot assure you that we will continue to obtain NASCAR licenses to sponsor races at such facilities.

HIGH COMPETITION IN THE MOTORSPORTS INDUSTRY COULD HINDER OUR ABILITY TO
MAINTAIN OR IMPROVE OUR POSITION IN THE INDUSTRY.
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     Motorsports promotion is a competitive industry. We compete in regional and national markets to sponsor events, especially NASCAR-sanctioned events. Certain of our competitors have resources that exceed ours. NASCAR is owned by Bill France, Jr. and the France family, who also control International Speedway Corporation ("ISC"). ISC presently holds licenses to sponsor eighteen Winston
Cup races. The France family is part owner of another track that hosts two
NASCAR Winston Cup events. We are the leading motorsports promotor in the local and regional markets served at Atlanta, Bristol, ("LMSC") Lowe's, Las Vegas and Texas Motor Speedways and Sears Point Raceway ("SPR"), and compete regionally and nationally with other speedway owners to sponsor events, especially NASCAR, CART, IRL, and NHRA sanctioned events. We also must compete for spectator interest with all forms of professional and amateur spring, summer, and fall sports conducted in and near Atlanta, Bristol, Charlotte, Las Vegas, Fort Worth, and Sonoma, many of which have resources that exceed ours. We also compete for attendance with a wide range of other available entertainment and recreational activities. We cannot assure you that we will maintain or improve our position in light of such competition.

GOVERNMENT REGULATION OF CERTAIN MOTORSPORTS SPONSORS COULD NEGATIVELY IMPACT THE AVAILABILITY OF PROMOTION, SPONSORSHIP AND ADVERTISING REVENUE FOR US.

     The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products. Government regulation can adversely impact the availability to motorsports of its promotion, sponsorship and advertising revenue. Advertising of the tobacco and liquor industries is generally subject to greater governmental regulation than advertising by other sponsors of our events. In addition, certain of our sponsorship contracts are terminable upon the implementation of adverse regulations.

We cannot assure you that:

     o  the tobacco industry will continue to sponsor motorsports events;

     o  suitable alternative sponsors could be located; or

     o NASCAR will continue to sanction individual racing events sponsored by the tobacco industry at any of our facilities.


     Advertising and sponsorship revenue from the tobacco industry accounted for approximately 1% of our total revenues in fiscal 2000. In addition, the tobacco industry provides financial support to the motorsports industry through, among other things, its purchase of advertising time and its sponsorship of racing teams and racing series such as NASCAR's Winston Cup series.

THE LOSS OF KEY PERSONNEL OF SMI COULD ADVERSELY AFFECT OUR OPERATIONS AND
GROWTH.

     Our success depends to a great extent upon the availability and performance of our senior management, particularly O. Bruton Smith, the Company's Chairman and Chief Executive Officer, and H. A. "Humpy" Wheeler, its President and Chief Operating Officer, who have managed SMI as a team for over 25 years. Their experience within the industry, especially their working relationship with NASCAR, will continue to be of considerable importance to us. The loss of any of our key personnel or our inability to attract and retain key employees in the future could have a material adverse effect on our operations and business plans.
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SEASONALITY OF OUR MOTORSPORTS OPERATIONS ADVERSELY AFFECTS OUR THIRD QUARTER
REVENUES.

     We have derived a substantial portion of our total revenues from admissions and event-related revenue attributable to NASCAR-sanctioned races held in March, April, May, June, August, October and November. As a result, our business has been, and is expected to remain, highly seasonal. In 2000, our second and fourth quarters accounted for 67% of our total annual revenues and 86% of our total annual operating income. In 1999, our second and fourth quarters accounted for 68% of our total annual revenues and 89% of our total annual operating income. We sometimes produce minimal operating income or losses during our third quarter, when we sponsor only one Winston Cup race weekend.

     The concentration of our racing events in the second quarter, the impact of racing events at Las Vegas Motor Speedway acquired in 1998, and the growth in our operations with attendant increases in overhead expenses may tend to minimize operating income or increase operating losses in future first and third quarters. Also, race dates at our various facilities may from time to time be changed, lessening the comparability of the financial results of quarters between years and increasing or decreasing the seasonal nature of our business.

COSTS ASSOCIATED WITH CAPITAL IMPROVEMENTS COULD ADVERSELY AFFECT OUR PROFITABILITY.

     Significant growth in SMI's revenues depends, in large part, on consistent investment in facilities. Therefore, SMI expects to continue to make substantial capital improvements in its facilities to meet increasing demand and to increase revenue. We frequently have a number of significant capital projects underway. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements at our facilities, including undetected soil or land conditions, additional land acquisition costs, increases in the cost of construction materials and labor, unforeseen changes in the design, litigation, accidents or natural disasters affecting the construction site and national or regional economic changes. In addition, actual costs could vary materially from our estimates if those factors and our assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Construction is also subject to state and local permitting processes, which if changed, could materially affect the ultimate cost. For instance, private litigants have filed a suit against Sonoma County, California seeking to alter or revoke the county's permits granted to SPR for SPR's planned renovation and expansion on alleged environmental issues. If the plaintiffs are successful, our planned expansion at SPR may be adversely impacted, which may have an adverse impact on our ability to grow revenues at SPR.

CLOSENESS OR COMPETITIVENESS OF NASCAR WINSTON CUP SERIES CHAMPIONSHIP POINTS RACE CAN SIGNIFICANTLY IMPACT OPERATING RESULTS

     The closeness or competitiveness of the championship points race of the NASCAR-sanctioned Winston Cup Series in any particular racing season can significantly impact our operating results. These factors can affect attendance at the Winston Cup racing events, as well as other events surrounding the weekends such Winston Cup races are promoted, at our speedways. There can be no assurance that attendance will not be adversely impacted by the lack of a close or competitive championship points race in any particular season, and thereby possibly impacting our operations and growth.

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OUR REVENUES DEPEND ON THE PROMOTIONAL SUCCESS OF OUR MARKETING CAMPAIGNS.

     Similar to many companies, we spend significant amounts on advertising, promotional and other marketing campaigns for our speedways and other business activities. Such marketing activities include, among others, promotion of tickets sales, luxury suite rentals, hospitality and other services for our speedway events and facilities, and advertising associated with our wholesale and retail distribution of racing and other sports related souvenir merchandise and apparel, metal-energizer products, Legends Car activities, and Sold USA Internet auction or E-Commerce activities. There can be no assurance that such advertising, promotional and other marketing campaigns will be successful or will generate revenues or profits.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

     As of December 31, 2000, we had total outstanding long-term debt of approximately $409.9 million. Our indebtedness could have significant consequences such as:

     o increasing our vulnerability to general adverse economic and industry conditions;

     o limiting our ability to fund future working capital, capital expenditures costs and other general corporate requirements;

     o requiring us to dedicate a substantial portion of our cash flow from operations to payments on or indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     o placing us at a competitive disadvantage compared to our competitors that have less debt; and

     o limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failure to comply with such covenants with our creditors could result in an event of default and the acceleration of our debt maturity dates to the default date, which, if such covenant default is not cured or waived, could have a material adverse effect on us.

OUR ABILITY TO SECURE ADDITIONAL INDEBTEDNESS COULD FURTHER EXACERBATE THE RISKS ASSOCIATED WITH OUR SUBSTANTIAL LEVERAGE.

     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our Credit Facility and Senior Subordinated Notes indenture do not fully prohibit us or our subsidiaries from doing so. Our Credit Facility permits borrowings of up to $250.0 million, of which $90.0 million was outstanding as of December 31, 2000. In addition, those borrowings are secured by a pledge of all the capital stock, limited partnership interests and limited liability company interests of our operating subsidiaries. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

OUR ABILITY TO GENERATE CASH TO SERVICE OUR INDEBTEDNESS OR FUND OTHER LIQUIDITY NEEDS DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate sufficient cash flow from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

OUR CHAIRMAN OWNS A MAJORITY OF SMI'S COMMON STOCK, WHICH WILL AFFECT ANY POTENTIAL CHANGE OF CONTROL.

     As of December 31, 2000, Mr. O. Bruton Smith, our Chairman and Chief Executive Officer, owned, directly and indirectly, approximately 65.5% of the outstanding shares of common stock. As a result, Mr. Smith will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of all of our directors.

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LIABILITY FOR PERSONAL INJURIES AND PRODUCT LIABILITY CLAIMS COULD SIGNIFICANTLY
AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Motorsports can be dangerous to participants and to spectators. We maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss due to liability for personal injuries sustained by persons on our premises in the ordinary course of business. Nevertheless, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

     On May 20, 2000, near the end of a NASCAR-sanctioned event hosted at LMSC, a portion of a pedestrian bridge leading from its track facility to a parking area failed. In excess of 100 people were injured to varying degrees. Preliminary investigations indicate the failure was the result of excessive interior corrosion resulting from improperly manufactured bridge components. All personal injury claims resulting from this incident are currently being handled by the bridge's manufacturer, Tindall Corporation, and its insurer. To date, fifteen lawsuits resulting from this incident have been filed, all seeking unspecified compensatory and punitive damages. SMI has filed, or will file shortly, answers in all of the actions and preliminary discovery has begun in many of the cases but is not yet complete. Additional lawsuits involving this incident may be filed in the future. SMI intends to defend itself and denies the allegations of negligence as well as related claims for punitive damages.

     On May 1, 1999, during the running of an IRL event at LMSC, an on-track accident occurred that caused race car debris to enter the spectator seating area. Three deaths and other injuries resulted. In May 2000, SMI settled three wrongful death lawsuits arising from the on-track accident. The settled wrongful death lawsuits sought unspecified compensatory and punitive damages. This settlement had no material adverse affect on the Company's financial position or results of operations. A personal injury lawsuit was filed in February 2001 against SMI, IRL and others seeking unspecified compensatory and punitive damages. SMI has filed an answer in this pending action and preliminary discovery is underway but not yet completed. SMI intends to defend itself and denies the allegations of negligence as well as related claims for punitive damages.

     We also may be subject to product liability claims, for which we are self-insured, with respect to the manufacture and sale of Legends Cars and Oil-Chem products. Our financial condition and results of operations would be adversely affected to the extent claims and associated expenses exceed insurance recoveries.

ENVIRONMENTAL REGULATION COMPLIANCE COSTS MAY NEGATIVELY IMPACT OUR
PROFITABILITY.

     Solid waste land filling has occurred on and around the property at LMSC for many years. Landfilling of general categories of municipal solid waste on the LMSC property ceased in 1992. However, there is one landfill currently operating at LMSC that is permitted to receive inert debris and waste from land clearing activities ("LCID landfill"), and one LCID landfill that was closed in 1999. Two other LCID landfills on the LMSC property were closed in 1994. LMSC intends to allow similar LCID landfills to be operated on the LMSC property in the future. Prior to 1999, LMSC leased certain property to Allied Waste Industries, Inc. ("Allied") for use as a construction and demolition debris landfill (a "C&D landfill"), which can receive solid waste resulting solely from construction, remodeling, repair or demolition operations on pavement, buildings or other structures, but which cannot receive inert debris, land-clearing debris or yard debris. In addition, Allied owns and operates an active solid waste landfill adjacent to LMSC. We believe that the active solid waste landfill was constructed in such a manner as to minimize the risk of contamination to surrounding property.

     Portions of the inactive solid waste landfill areas on the LMSC property are subject to a groundwater monitoring program and data is submitted to the North Carolina Department of Environment and Natural Resources ("DENR"). DENR has noted that data from certain groundwater sampling events have indicated levels of certain regulated compounds that exceed acceptable trigger levels and organic compounds that exceed regulatory groundwater standards. DENR has not acted to require any remedial action by us at this time with respect to this situation. In the future, DENR could possibly require us to take certain actions with respect to this situation that could result in material costs being incurred by us.

     We believe that our operations, including the landfills on our property, are in substantial compliance with all applicable federal, state and local environmental laws and regulations. Nonetheless, if damage to persons or property or contamination of the environment is determined to have been caused by the conduct of our business or by pollutants used, generated or disposed of by us, or which may be found on our property, we may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage. The amount of such liability, as to which we are self-insured, could be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional expenditures by us.

RESTRICTIONS IMPOSED BY TERMS OF OUR INDEBTEDNESS COULD LIMIT OUR ABILITY TO RESPOND TO CHANGING BUSINESS AND ECONOMIC CONDITIONS AND TO SECURE ADDITIONAL FINANCING.

     Our Credit Facility and our Senior Subordinated Notes indenture restrict, among other things, our and our subsidiaries' ability to do any of the following:

     o  incur additional indebtedness;

     o  pay dividends or make certain other restricted payments;

     o  incur liens to secure PARI PASSU or subordinated indebtedness;

     o  sell stock of subsidiaries;

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     o  apply net proceeds from certain asset sales;

     o  merge or consolidate with any other person;

     o sell, assign, transfer, lease, convey or otherwise dispose of substantially all of our assets;

     o  enter into certain transactions with affiliates; or

     o incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the Senior Subordinated Notes.

     As a result of these covenants, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted. We may be prevented from engaging in transactions that might otherwise be considered beneficial to us.

     The Credit Facility contains more extensive and restrictive covenants and restrictions than the Senior Subordinate Notes indenture. It requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants could result in a default under the Credit Facility. If there is an event of default under the Credit Facility, the lenders could elect to declare all amounts outstanding, including accrued interest or other obligations, to be immediately due and payable. If we were unable to repay those amounts, such lenders could proceed against the collateral, if any, granted to them to secure that indebtedness, which includes a pledge of our operating subsidiaries' equity ownership interests.

POTENTIAL ADVERSE MARKET PRICE EFFECT OF ADDITIONAL SHARES ELIGIBLE FOR FUTURE SALE.

     The market price for our common stock could be adversely affected by the availability for public sale of up to 4,200,000 shares held or issuable on December 31, 2000, including:



NUMBER OF SHARES OF
  COMMON STOCK                    MANNER OF HOLDING AND/OR ISSUANCE
------------------- ------------------------------------------------------------
3,000,000           Shares which are "restricted securities" as defined in Rule
                    144 under the Securities Act and may be resold in compliance with Rule 144. Issuable on exercise of options granted under the Speedway Motorsports, Inc. 1994 Stock Option Plan. All such shares are registered for resale under the Securitiess
                    Act.

 400,000 Issuable on exercise of options granted under the Speedway Motorsports, Inc. Employee Stock Purchase Plan. All such shares are registered for resale under the Securities Act.

800,000 Issuable on exercise of options granted under the Speedway Motorsports, Inc. Formula Stock Option Plan. All such shares are registered for resale under the Securities Act.

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